FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 23, 2003) — Masonite International Corporation today announced its results for the first quarter ended March 31, 2003. Masonite International Corporation reports in U.S. dollars.

(All amounts in U.S. dollars)

First Quarter Highlights

•	Earnings per share increases 23%
•	Net Income increases 26%
•	Sales increase 6% to $402.2 million
•	EBITDA increases 9%
•	EBITDA margin increases from 11.7% to 12.1%
•	EBIT increases 9%
•	EBIT margin increases from 8.8% to 9.1%

Unaudited Financial Summary
(in millions of dollars except share and per share amounts)

	Q1/03	Q1/02	Increase

Reported
SALES	$402.2	$380.6	6%
EBITDA	$48.5	$44.7	9%
EBIT	$36.7	$33.6	9%
NET INCOME	$20.3	$16.1	26%
EPS	$0.38	$0.31	23%
DILUTED EPS	$0.37	$0.30	23%
AVERAGE SHARES (000’s)	53,507	51,412

Sales for the three month period ended March 31, 2003 were $402.2 million, a 6% increase over the $380.6 million reported in the same period in 2002. Net income for the three month period was $20.3 million, a 26% increase over the $16.1 million reported in the same period in 2002. Earnings per share were $0.38 for the three month period, a 23% increase over the $0.31 per share in the same period in the prior year.

Sales and earnings in the quarter were affected by severe winter weather in comparison to the mild winter conditions in the first quarter last year. The harsh winter, the war in Iraq and higher fuel costs are among the factors that contributed to a slowing of demand in January and February. As a result, both new construction and home improvement markets were affected. The variation in the pace of sales and production during these months and the overall product mix also adversely affected the first quarter results. The rate of sales increased significantly in March indicating that the weakness in demand was temporary and that activity had been delayed rather than cancelled.

Higher margins at the gross profit, EBITDA and EBIT levels were achieved in the first quarter this year compared to the first quarter of 2002. Segment operating income in North America increased to 11.2% of sales in the first quarter this year compared to 10.6% in the same period in the prior year. In Europe, segment operating income increased to 10.0% of sales in the first quarter this year compared to 9.8% in the same period in the prior year.

Philip S. Orsino, President and Chief Executive Officer stated “We are pleased with the overall results achieved in the first quarter despite its challenges. Sales for the quarter were below our expectations, however the operating performance improved significantly. At this time, as a result of the 23% increase in earnings per share, we expect, as previously stated, that the annual results for 2003 will be in line with analysts’ expectations of earnings per share of $1.80 to $2.00 or in the range of 11% to 23% higher than 2002.”

Working capital increased in the first quarter primarily as a result of accounts receivable increasing by $45 million from year end. The surge in receivables was in March and is a direct result of the significant increase in sales activity for the month. A substantial increase in cash flow in April is anticipated as these balances are collected.

Mr. Orsino also stated, “The Company’s primary objectives are to increase sales organically, continue to improve operating margins, continue to effectively manage capital expenditures and maximize free cash flow to reduce debt.”

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the

Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$402,217	$380,571
Cost of goods sold	312,689	301,471

	89,528	79,100
Selling, general and administration	41,012	34,450

Income before undernoted	48,516	44,650
Depreciation and amortization	11,768	11,011

Income before interest and income taxes	36,748	33,639
Interest	8,867	11,516

	27,881	22,123
Income taxes	6,995	5,067

	20,886	17,056
Non-controlling interest	542	944

Net income	20,344	16,112

Retained earnings, beginning of period	295,854	206,311

Retained earnings, end of period	$316,198	$222,423

Earnings per share	$0.38	$0.31

Diluted earnings per share	$0.37	$0.30

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31	December 31
	2003	2002

ASSETS
Cash	$26,986	$47,644
Accounts receivable	243,233	197,927
Inventories	306,206	293,878
Prepaid expenses	16,603	11,289
Current future income taxes	32,398	32,768

	625,426	583,506

Property, plant and equipment	715,778	711,601
Goodwill	125,193	124,001
Other assets	38,692	36,569
Long-term future income taxes	5,323	7,114

	884,986	879,285

	$1,510,412	$1,462,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$4,437	$3,830
Accounts payable and accrued liabilities	238,758	241,292
Income taxes payable	2,837	4,671
Current portion of long-term debt	35,730	35,582

	281,762	285,375

Long-term debt	512,709	498,000
Non-controlling interest	30,298	28,231
Long-term future income taxes	101,297	98,744

	926,066	910,350

Share capital	257,966	257,325
Retained earnings	316,198	295,854
Cumulative translation adjustments	10,182	(738)

	584,346	552,441

	$1,510,412	$1,462,791

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$20,344	$16,112
Depreciation and amortization	11,768	11,011
Accretion of interest	—	3,360
Non-controlling interest	542	944
Cash reinvested in working capital and other	(63,843)	(24,727)

	(31,189)	6,700

Cash provided by (used in) investing activities
Proceeds from sale of assets	234	100,009
Additions to property, plant and equipment	(8,219)	(8,214)
Other investing activities	(585)	(8,351)

	(8,570)	83,444

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	641	1,886
Increase (decrease) in bank and other indebtedness	607	(101,068)
Net issue (repayment) of long-term debt	14,707	(1,129)

	15,955	(100,311)

Net foreign currency translation adjustment	3,146	(810)

Decrease in cash	(20,658)	(10,977)

Cash, beginning of period	47,644	40,611

Cash, end of period	$26,986	$29,634

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$330,979	$317,155
Europe	71,238	63,416

	$402,217	$380,571

Segment operating income
North America	$36,929	$33,683
Europe	7,132	6,236

	44,061	39,919

Expenses
General	7,313	6,280
Interest	8,867	11,516
Income taxes	6,995	5,067
Non-controlling interest	542	944

	23,717	23,807

Net Income	$20,344	$16,112

Product Line Segment Data

Sales:
Interior products	$283,578	$261,055
Exterior products	118,639	119,516

	$402,217	$380,571

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended March 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles for interim financial statements in Canada. Accordingly, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation’s Annual Report for the year ended December 31, 2002.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual financial statements except for the adoption of new accounting standards as described below. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation are included. Operating results for the interim period included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of Masonite International Corporation (the “Company”) and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Unconsolidated investments in which the Company has less than a controlling interest are accounted for using the equity method.

Disclosure of Guarantees

Effective January 1, 2003, the Company adopted AcG-14: Disclosure of Guarantees. The guideline calls for certain disclosure by a guarantor where a guarantee exists as defined in the guideline. The required disclosure is included in Note 6.

NOTE 2: INCOME TAXES

The Company’s income tax expense (recovery) for the three months ended March 30 is comprised of:

	2003	2002

Current	$2,703	$5,317
Future	4,292	(250)

	$6,995	$5,067

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in the domestic and foreign jurisdictions in which the Company operates.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended March 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 3: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	$ Amount

March 31, 2003	53,531,349	$257,966
May 23, 2003	53,761,849

During the period ended March 31, 2003, 122,000 options were exercised at a weighted average exercise price of $5.26 (2002 — 293,000 options and warrants at a weighted average exercise price of $6.44). During the first quarter of 2003, no options were granted (2002 — 570,000 options at an exercise price of $14.11). In 2002, the Company issued 125,000 common shares at a price of $15.37 in connection with a previous acquisition.

NOTE 4: STOCK BASED COMPENSATION

During the first quarter of 2002, the Company granted 570,000 options that call for settlement by the issuance of common shares at a weighted average exercise price per share of $14.11. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company’s net income would have been reduced by approximately $380 (2002 — $85), $0.01 (2002 — $nil) per share, basic and diluted. The estimated fair value of the options is amortized to income over the vesting period.

NOTE 5: EARNINGS PER SHARE

The computations for basic and diluted earnings per share are as follows:

	2003	2002

Net income	$20,344	$16,112

Weighted average number of common shares
Basic	53,507,000	51,412,000
Effect of options and warrants	1,490,000	1,639,000

Diluted	54,997,000	53,051,000

Earnings per share
Basic	$0.38	$0.31
Diluted	$0.37	$0.30

All options to purchase common shares outstanding during the three month period ended March 31, 2003 were included in the computation of diluted earnings per share as the average market price per share during the reporting period was greater than the exercise price.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended March 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 5: EARNINGS PER SHARE (continued)

For the three months ended March 31, 2002, 570,000 options at prices in excess of $13.92 per share were outstanding but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for the reporting period.

NOTE 6: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk. At March 31, 2003, unrealized gains totaled $3,674 and unrealized losses totaled $255. At March 31, 2003, the Company had forward contracts in place to sell UK pound sterling the amount of £5,600 in exchange for U.S. dollars over a period of 9 months at an average exchange rate of $1.5511; £1,800 in exchange for Canadian dollars over a period of 9 months at an average exchange rate of $2.4349, £4,800 in exchange for euros over a period of three months at an average exchange rate of €1.5480. In addition, the Company had forward contracts in place to sell US dollars in the amount of $38,200 exchange for Canadian dollars over a period of 14 months at an average exchange rate of $1.5866 and euros in the amount of €11,535 in exchange for US dollars over a period of nine months at an average exchange rate of $1.0723.

The Company is a guarantor under certain performance letters of credit arising from a previously disposed of entity which expire in March 2004 in the amount of $8.9 million. The purchaser is required to replace the Company’s letters of credit by March 2004. In the event that the purchaser does not replace the Company’s letters of credit by that date, the Company’s liability as a guarantor could be invoked. No liability has been recorded with respect to this guarantee as the likelihood of nonperformance is remote. In addition, the Company would have full legal recourse and holds certain collateral that could be used to offset amounts paid.

NOTE 7: LONG-TERM DEBT

	March 31, 2003	December 31, 2002

Bank term loan due August 31, 2006	$53,440	$68,798
Bank term loan due August 31, 2008	428,582	435,156
Long-term revolving bank loan	39,757	—
Bank term loan due June 28, 2007	22,500	25,000
Other long-term debt	4,160	4,628

	548,439	533,582
Less current portion	35,730	35,582

	$512,709	$498,000

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended March 31, 2003 and 2002 (In thousands of U.S. dollars except for per share information)

NOTE 8: SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2002

Interest paid	$12,139	$7,812
Income taxes paid	5,374	3,605
Income tax refunds	88	—
Shares issued in connection with business combination	—	1,921

NOTE 9: ADDITIONAL SEGMENTED INFORMATION

Capital assets employed in North America and Europe at March 31, 2003 were $539,488 and $176,290 respectively ($535,526 and $176,075, respectively, at December 31 2002). Goodwill in North America and Europe was $120,378 and $4,815, respectively, at March 31, 2003 ($119,292 and $4,709 respectively at December 31 2002).

NOTE 10: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differs in certain respects from United States GAAP. Following is a summary of the significant differences in GAAP on the Company’s consolidated statements of operations.

	2003	2002

Net income based on Canadian GAAP	$20,344	$16,112
Effect of SFAS 133, net of tax	(293)	(245)

Net income based on United States GAAP	$20,051	$15,867

Earnings per share based on United States GAAP
Basic	$0.37	$0.31
Diluted	$0.36	$0.30

Effect of SFAS 133

The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company’s risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. As at March 31, 2003, the total floating rate debt effectively converted to fixed rate debt was $312,500. These agreements mature at various dates through 2006. Under United States GAAP, such financial instruments are required to be marked-to-market regardless of the economic effectiveness of the hedging relationship.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion has been prepared by management and is a review of the operating results and financial position of Masonite International Corporation (the “Company” or “Masonite”) for the three month period ended March 31, 2003 based upon accounting principles generally accepted in Canada. All amounts are in United States dollars unless specified.

Overview

     Masonite is primarily engaged in the manufacture and merchandising of doors, door components and door entry systems for sale to the home improvement and home construction markets. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

     The market demand for the Company’s products is generally influenced by the factors described in Management’s Discussion and Analysis of Financial Condition and Results of Operation contained in Masonite’s annual report for the year ended December 31, 2002. Demand in the first quarter of 2003 was also affected by particularly harsh winter weather and higher fuel costs compared to milder winter conditions and lower fuel costs in the first quarter of 2002.

First quarter of 2003 compared with First Quarter of 2002

Results of Operations and Cash Flows

     Consolidated sales in the first quarter of 2003 increased 5.7% or $21.6 million to approximately $402 million from sales of approximately $381 million in 2002. The increase in sales was generated broadly throughout the Company’s operations both in North America and Europe. Relatively harsh winter weather conditions in several of the Company’s markets, most notably regions of North America, slowed Masonite’s growth in sales. Sales in the months of January and February were particularly affected followed by an increase in the pace of sales in March. These weather conditions affected the sales of exterior products more than interior products. Exterior products declined 0.7% in the first quarter to $118.6 million compared to $119.5 million in the first quarter of 2002, while interior products sales increased 8.6% over the same time period. Revenue from customers in the Company’s two principal geographic markets, North America and Europe, was approximately 82% and 18%, respectively, and was relatively unchanged from 81% and 19% in the first quarter of 2002.

     Cost of sales, expressed as a percentage of sales, was 77.7% in 2003, a decrease from 79.2% in the first quarter of 2002. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to improved efficiencies throughout numerous operating facilities in both Europe and North America.

     Selling, general and administrative expenses were approximately $41.0 million, or 10.2% of sales, compared to $ $34.5 million, or 9.1% of sales for the same quarter a year ago. The higher level of selling, general and administrative costs in the first quarter of 2003 is consistent with the approximate rate of cost expenditure in the second half of 2002 and includes higher sales and marketing support for new product introductions and promotion of “Masonite” as a brand name, compared to the first quarter of 2002.

     Depreciation and amortization expense increased $0.8 million to $11.8 million from $11.0 million in the first quarter of 2002. The increase in depreciation and amortization is primarily the result of additional depreciation being incurred related to capital expenditures undertaken during 2002.

     Interest expense decreased approximately $2.6 million to $8.9 million from $11.5 million in the first quarter of 2002. The decrease in interest costs is the result of repaying approximately $175 million of debt during the last nine months of 2002 from a combination of asset sales and the application of free cash flow.

     The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which Masonite has operations including the United States, Canada, France, the United Kingdom and Ireland. The increase in the effective rate to 25.1% in 2003 from 22.9% in 2002 results from more taxable income being earned in higher rate jurisdictions in 2003 than in 2002.

     The Company’s 2003 net income for the quarter increased approximately 26% or $4.2 million to $20.3 million ($0.38 per share) from $16.1 million in 2002 ($0.31 per share). Basic earnings per share of $0.38 in 2003 and $0.31 in 2002 are calculated using the weighted average number of shares outstanding during the three-month periods of 53.5 million and 51.4 million, respectively. Calculations of diluted earnings per share of $0.37 in 2003 and $0.30 in 2002 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

     Masonite used $31.2 million of cash for operating activities in the first quarter of 2003 compared to generating $6.7 million of cash from operations in 2002. The use of cash for operations in 2003 was primarily due to an increase in cash required for additional working capital, principally accounts receivable, from a surge in sales that occurred in the month of March.

     An additional $8.6 million was used for investing activities compared to $83.4 million that was provided through investing activities in the first quarter of 2002. Although capital expenditures were static at $8.2 million in 2003 and 2002, the first quarter of 2002 included cash proceeds of $100 million from the sale of the Towanda facility and other assets.

     Approximately $16.0 million of cash was generated from financing activities, primarily from an increase in interest bearing indebtedness, in the first quarter of 2003 compared $100.3 million of cash that was used for financing in the first quarter of 2002. Additional interest bearing indebtedness plus a portion of free cash on hand at December 31, 2002 was used in the first quarter of 2003 to fund both the increase in working capital and capital expenditures that were incurred in this period. Cash used in financing activities in the first quarter of 2002 primarily repaid $100 million of bank indebtedness from proceeds from the sale of the Towanda facility.

Liquidity and Financial Condition

     Consolidated net working capital increased by $45.5 million to $343.7 million as at March 31, 2003 which was primarily related to the rise in accounts receivable of $45.3 million since December 31, 2002. The Company’s working capital ratio increased to 2.22 to 1.0 from 2.04 to 1.0 at December 31, 2002.

     During the first quarter of 2003, the euro, British pound and Canadian dollar increased in value relative to the Company’s reporting currency, the US dollar. The affect during this quarter has been to reverse a 0.7 million cumulative translation account deficit and generate a $10.2 million credit balance as at March 31, 2003. The offset to this has been an increase in the US dollar equivalent of the underlying foreign currency assets and liabilities of the foreign operations.

     Masonite and its subsidiaries had approximately $120 million of revolving bank credit facilities established at March 31, 2003. Approximately $4.4 million of the Company’s $20 million of current revolving bank lines was utilized at March 31, 2003 and was classified as current bank indebtedness. Also $39.8 million of Masonite’s long term revolving bank line was utilized and classified as long-term debt at March 31, 2003.

     The Company’s interest bearing debt (net of cash on hand) to equity ratio remained relatively unchanged at 0.90 to 1.0 at March 31, 2003 compared to 0.89 to 1.0 at December 31, 2002.

Business Risks and Uncertainties

     The Company periodically enters into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. The amount of foreign exchange contracts outstanding at March 31, 2003 is described in Note 6 to the unaudited consolidated financial statements. Additional information with respect to the Company’s use of financial instruments is available in the audited consolidated financial statements included in the Company’s 2002 Annual Report.

Accounting Policies

     Effective January 1, 2003 the Company adopted AcG 14: Disclosure of Guarantees. The guideline calls for certain disclosure by a guarantor where a guarantee exists as defined in the guideline. The required disclosure is included in Note 6 to the Company unaudited consolidated financial statements.

Forward Looking Statements

     This Quarterly Report contains a number of “forward-looking statements”. All statements, other than statements of historical fact, included in this Quarterly Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company and its management considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.